December 10, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

              Application for withdrawal of Registration Statement
                        on Form F-6 (Reg. No. 333-09218)
                        --------------------------------

Ladies and Gentlemen:

         Citibank, N.A., as depositary (the "Depositary") and acting solely on behalf of the legal entity created by the Deposit Agreement, dated as of August 27, 1998, (the "Deposit Agreement"), by and among the Depositary, Glanbia plc, (formerly, "Avonmore Waterford Group plc") a corporation incorporated under the laws of Ireland (the "Company") and the Holders of American Depositary Receipts ("ADRs") evidencing American Depositary Shares ("ADSs"), each representing five
(5) Ordinary Shares, Par Value 5p per share of the Company, hereby requests, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, that (i) the Registration Statement on Form F-6 (Reg. No. 333-09218) (the "Registration Statement") be withdrawn effective immediately; and, (ii) the Securities and Exchange Commission (the "Commission") consent to such withdrawal.

         The Depositary is requesting the withdrawal of the Registration Statement and the Commission's consent thereto as the Depositary Receipts Facility for the ADRs has been terminated upon request of the Company and a successor depositary has been appointed.

         If any member of the Staff of the Commission has any questions about the request for withdrawal of the Registration Statement, such person should contact the undersigned at 212-657-2129.

                                                     Very truly yours,

                                                     /s/ Audrey E. Williams

                                                     Audrey E. Williams



cc:      Paul M. Dudek, Esq. (Securities and Exchange Commission)
         Brian Teitelbaum (Citibank, N.A.)
         Richard Etienne (Citibank, N.A.)